Exhibit 99.2

Brookfield

2024

Brookfield Renewable Corporation

MANAGEMENT INFORMATION CIRCULAR

Annual Meeting – June 24, 2024

Brookfield Renewable Corporation M A N A G E M E N T I N F O R M A T I O N C I R C U L A R Annual Meeting – June 24, 2024

NOTICE OF ANNUAL GENERAL MEETING OF

SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

An Annual General Meeting of Shareholders of Brookfield Renewable Corporation (the “Corporation” or “BEPC”) will be held on Monday June 24, 2024 at 8:30 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/470593984 and entering your user name or control number and password “BEPC2024” (case sensitive). See “Q & A on Voting” in our management information circular dated May 10, 2024 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on Monday, May 6, 2024. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and the Corporation’s annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bep.brookfield.com/bepc under “Notice and Access 2024” and at www.sedarplus.ca and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-833-236-0278 or enquiries@brookfieldrenewable.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 8:30 a.m. EDT on June 10, 2024.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q & A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the Management Nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder)

you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q & A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 20, 2024 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

●	On the Internet at www.investorvote.com;

●	Mail your signed proxy using the business reply envelope accompanying your proxy; or

●	By telephone at 1-866-732-8683 (Toll-free in North America) or 1-312-588-4290 (Direct dial outside North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Investor Services Inc. online at www.computershare.com/BEPC by no later than the Proxy Deadline.

By Order of the Board

Jennifer Mazin
Managing Partner, Renewable Power & Transition and General Counsel
Brookfield Renewable Corporation
May 10, 2024

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 annual meeting of Brookfield Renewable Corporation (the “Corporation” or “BEPC”).The annual meeting will occur by webcast at 8:30 a.m. on Monday, June 24, 2024. You can read about the business of the meeting in “Part Two” of the accompanying Management Information Circular (the “Circular”).

This Circular also provides important information on voting your shares at the meeting, our nine (9) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access and participate in our annual meeting can be found in the “Q & A on Voting” section of the Circular.

2023 HIGHLIGHTS

We had an excellent year with strong financial performance showcased by double-digit growth in Funds From Operations over the prior year. The Corporation benefited from strong all-in power prices and continued growth through development and acquisitions. We generated Funds From Operations of $716 million, up 17% from $612 million in 2022.1 We continued to advance the construction of various projects in our development pipeline and the Corporation’s business continued to perform well with recently acquired and commissioned facilities contributing additional generation over the prior year.

As a result of strong financial and operating performance and a robust liquidity position, our Board of Directors approved a quarterly dividend increase of 5.2% to $0.355 per share in February 2024.

Following our strong performance in 2023, we are looking forward to the year ahead. Demand for renewable energy and decarbonization solutions is being driven by corporate customers, particularly with the acceleration of global trends of cloud computing, digitalization, and adoption of artificial intelligence. Other factors driving demand include a heightened need for energy security, relatively attractive cost of renewable energy and regulatory incentives. We feel we are uniquely positioned to benefit from these factors and meet growing demand given our access to capital, development expertise and strong pipeline of projects.

BOARD DEVELOPMENTS

After serving as a Board member since the inception of the Corporation, and as a director of the general partner of BEP since 2011, Mr. David Mann has decided to retire from our Board. I want to extend our sincere appreciation to Mr. Mann for his years of service and his contributions to Brookfield Renewable and our Board.

[1]	Funds From Operations is a non-IFRS measure defined on page 36 of the Circular. Please also see the “Cautionary Statement Regarding the Use of Non-IFRS Measures” on page 47 of the Circular.

SHAREHOLDER MEETING

Please take the time to read our Circular and determine how you will vote your shares.

The Board of Directors wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 24th.

Yours truly,

Jeffrey Blidner
Brookfield Renewable Corporation
Board Chair
May 2024

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE – VOTING INFORMATION	1

Use of Certain Terms	1
Who Can Vote	2
Notice and Access	2
Q & A on Voting	3
Principal Holders of Voting Shares	8

PART TWO – BUSINESS OF THE MEETING	10

1. Receiving the Consolidated Financial Statements	10
2. Election of Directors	10
Voting by Proxy	11
Director Nominees	11
Summary of 2024 Nominees for Director	17
2023 Director Attendance	17
3. Appointment of External Auditor	18
Principal Accounting Firm Fees	18

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20

Overview	20
Board of Directors	20
Committees of the Board	24
Management Diversity	27
Approach to Sustainability	27
Code of Business Conduct and Ethics	30
Personal Trading Policy	31

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	32

Director Compensation	32
Equity Ownership of Directors	33

PART FIVE – REPORT ON EXECUTIVE COMPENSATION	34

Executive Overview	34
Compensation Elements Paid by Brookfield	35
Base Salaries	35
Cash Bonus and Long-Term Incentive Plans	35
Key Accomplishments	37
Performance Graph	38
Summary of Compensation	39
Pension and Retirement Benefits	44
Termination and Change of Control Benefits	44

PART SIX – OTHER INFORMATION	46

Indebtedness of Directors, Officers and Employees	46
Audit Committee	46
Related Party Transactions	46
Normal Course Issuer Bid	47
Cautionary Statement Regarding the Use of Non-IFRS Measures	47
Availability of Disclosure Documents	48
Other Business	48
Directors’ Approval	48

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TABLE OF CONTENTS

(continued)

Page

APPENDIX A – CHARTER OF THE BOARD	49

APPENDIX B – CHARTER OF THE AUDIT COMMITTEE	52

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Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Renewable Corporation (“we,” “our” or the “Corporation”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 10, 2024 (the “Notice”) to be held in a virtual meeting format only on June 24, 2024 at 8:30 a.m. Eastern Daylight Time (“EDT”). See “Q & A on Voting” for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bep.brookfield.com/bepc under “Notice and Access 2024”, on our System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 10, 2024, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to $ or U.S.$ are to U.S. dollars, all references to C$ are to Canadian dollars and all references to £ are to British Pound Sterling. For comparability, all Canadian dollar and British Pound Sterling amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2023 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = U.S.$0.7411 and £1.00 = U.S.$1.2441 respectively, unless otherwise indicated.

Use of Certain Terms

Unless the context requires otherwise, when used in this Circular, the terms “BEP”, “BRELP”, “Brookfield”, “Brookfield Asset Management”, “Brookfield Corporation”, “Brookfield Renewable”, “Holding Entities”, “Operating Entities” and “the partnership” shall have the meanings set out below.

●	“BEP” refers to Brookfield Renewable Partners L.P.;

●	“BRELP” refers to Brookfield Renewable Energy L.P.;

●

“Brookfield” refers to Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable and unless the context otherwise requires, includes Brookfield Asset Management;

●	“Brookfield Asset Management” refers to Brookfield Asset Management Ltd.;

●	“Brookfield Corporation” refers to Brookfield Corporation (formerly Brookfield Asset Management Inc.);

●	“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. and any subsidiary of Brookfield Reinsurance Ltd., as the context requires.

●	“Brookfield Renewable” refers to BEP and its controlled entities, including BRELP, the Holding Entities, the Operating Entities and the Corporation, individually or collectively, as applicable;

●

“Holding Entities” refers to BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings (Bermuda) Limited and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of BRELP’s limited partnership agreement;

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●

“Operating Entities” refers to the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements; and

●	“the partnership” refers, unless the context indicates or requires otherwise, to Brookfield Renewable and its controlled subsidiaries, excluding the Corporation.

Who Can Vote

As at May 6, 2024, the Corporation had 179,646,303 class A exchangeable subordinate voting shares (“exchangeable shares”), 165 class B multiple voting shares (“class B shares”) and 194,460,874 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BEPC.” The class B shares and class C shares are all held by a subsidiary of BEP (see “Principal Holders of Voting Shares” for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Monday, May 6, 2024 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in the Corporation’s articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the Record Date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the Corporation’s articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. Together, Brookfield and the partnership hold an approximate 81.2% voting interest in the Corporation.

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BEP (each, a “BEP Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of BEP Units and the combined business performance of Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by BEP in its continuous disclosure filings. Copies of BEP’s continuous disclosure filings are available electronically on BEP’s SEDAR+ profile at www.sedarplus.ca and on BEP’s EDGAR profile at www.sec.gov/edgar.

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bep.brookfield.com/bepc under “Notice and Access 2024”, in addition to posting it on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined below) to forward the Notice Package to all non-registered shareholders.

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The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-833-236-0278 or enquiries@brookfieldrenewable.com in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 8:30 a.m. EDT on June 10, 2024 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2025 annual general meeting of shareholders is March 24, 2025. Shareholder proposals should be submitted to the Corporation’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Election of the Directors	exchangeable shareholders;	FOR each director nominee
class B shareholders

Appointment of the External Auditor and	exchangeable shareholders;	FOR the resolution
authorizing Directors to set its remuneration	class B shareholders

Who is entitled to vote?

Holders of exchangeable shares at the close of business on Monday, May 6, 2024 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Monday, May 6, 2024 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the Management Nominees identified in the form of proxy or voting instruction form (including non-registered shareholders who wish to appoint themselves as proxyholder to vote at the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc. (“Computershare”), after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BEPC no later than 5:00 p.m. EDT on June 20, 2024 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder (including, if you are a non-registered shareholder,

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failing to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

●	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

●	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder who has duly appointed itself as proxyholder), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/470593984

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BEPC2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in and vote on any matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting and you do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “BEPC2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in and vote on any matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting you do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline, as follows:

●

to vote by Internet: access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

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●	to vote by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Investor Services Inc.:

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

●

to vote by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312- 588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Nominees identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at www.computershare.com/BEPC by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Connor Teskey (Chief Executive Officer), or in the alternative, Wyatt Hartley (Chief Financial Officer), or in the alternative, Jennifer Mazin (Managing Partner, Renewable Power & Transition and General Counsel) (collectively, the “Management Nominees”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Nominees to vote my shares?

Yes, you may appoint another person other than the Management Nominees named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for instructions on registering your proxy with Computershare. Registered shareholders may not appoint another person or company as proxyholder other than the Management Nominees named in the form of proxy when voting by telephone.

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What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Investor Services Inc.: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. EDT on Thursday, June 20, 2024, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in and vote by online ballot. Voting on any matter at the meeting by online ballot will automatically revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Renewable Corporation

c/o Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

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Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online
Computershare Investor Services Inc.	Direct dial outside North America at	Email:
100 University Avenue, 8th Floor	514-982-7555	service@computershare.com
Toronto, Ontario M5J 2Y1	within Canada and the United States	Website:
	toll free at 1-800-564-6253	www.computershare.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

(a)	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository, such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: You must complete the additional step of registering yourself (or your appointees, other than if your appointees are the Management Nominees) as the proxyholder with Computershare at www.computershare.com/BEPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a user name which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Investor Services Inc, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

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Step 3: Computershare will provide duly appointed proxyholders with a user name by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BEPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a user name, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of Voting Shares

The following table presents information regarding the beneficial ownership of the exchangeable shares by each person or entity that beneficially owns 10% or more of the exchangeable shares. The exchangeable shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of the class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares
Name	Number Owned	Percentage
Brookfield Corporation(a)	44,813,835	25.0%

Notes

(a)

Brookfield Corporation may be deemed to be the beneficial owner of 44,813,835 exchangeable shares that it holds through wholly owned subsidiaries. Included in the exchangeable shares that Brookfield Corporation and its related parties beneficially own are 10,094,152 exchangeable shares held by subsidiaries of Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of the exchangeable shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such exchangeable shares. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 44,813,835 exchangeable shares. The business address of Brookfield and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

The partnership, which itself is controlled by Brookfield Corporation, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield Corporation and the partnership hold an approximate 81.2% voting interest in the Corporation.

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To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis are included in our Annual Report on Form 20-F. Our Annual Report on Form 20-F is available on the Corporation’s website https://bep.brookfield.com/bepc, under “Notice and Access 2024”, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and is being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it by email.

2. Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of nine members, all of whom are to be elected at the meeting. Two members of the Board, Eleazar de Carvalho Filho and Randy MacEwen, are not on the board of directors of the general partner of BEP. These non-overlapping directors assist the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all nine directors. The following persons are proposed as nominees for election:

• Jeffrey Blidner	• Scott Cutler	• Sarah Deasley
• Eleazar de Carvalho Filho	• Randy MacEwen	• Nancy Dorn
• Stephen Westwell	• Patricia Zuccotti	• Lou Maroun

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

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Voting by Proxy

The Management Nominees designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the nine director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner, Eleazar de Carvalho Filho, Nancy Dorn, Lou Maroun, Stephen Westwell and Patricia Zuccotti were all appointed to the Board prior to the completion of the special distribution of exchangeable shares on July 30, 2020 (the “special distribution”) (Jeffrey Blidner and Eleazar de Carvalho Filho on June 26, 2020, and Nancy Dorn, Lou Maroun, Stephen Westwell and Patricia Zuccotti on July 16, 2020). Scott Cutler was appointed to the Board on November 4, 2020, Randy MacEwan was appointed to the Board on November 5, 2021 and Sarah Deasley was appointed to the Board on May 5, 2022.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the Management Nominees designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director nominee’s biography contains information about the director nominee, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at May 10, 2024. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

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The following nine individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)(d) Age: 76 Director Since: 2020 Director of the general partner of BEP since 2011 (Affiliated)

Mr. Blidner has served as the Chair of the Board since the completion of the special distribution. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. He serves as Chair of the general partner of BEP, Chair of the general partner of Brookfield Property Partners L.P. (“BPY”) and Chair of Brookfield Property REIT Inc. He also serves as a director of the general partner of Brookfield Infrastructure Partners L.P. (“BIP”), the general partner of Brookfield Business Partners L.P. (“BBU”), Brookfield Infrastructure Corporation and Brookfield Business Corporation. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.

	Board/ Committee Membership	Public Board Membership During Last Five Years
Board

Brookfield Business Partners L.P. / Brookfield Business Corporation

Brookfield Corporation

Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation

Brookfield Infrastructure Partners L.P./ Brookfield Infrastructure Corporation

Brookfield Property Partners L.P./ Brookfield Property REIT Inc.

2016/2022 – Present 2013 – Present 2011/2020 – Present 2008/2020 – Present 2013/2018 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

-	-	-

Scott Cutler(a) Age: 54 Director Since: 2020 Director of the general partner of BEP since 2020 (Independent)(b)

Mr. Cutler has been a director of the Corporation since 2020 and is also a director of the general partner of BEP. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017- 2019) and served as President of StubHub (2015-2017). Before joining StubHub, Mr. Cutler spent nine years as an Executive Vice President at NYSE. He also serves on the board of Vibrant Emotional Health. Before joining the board of the general partner of BEP, Mr. Cutler served on the board of the general partner of BPY. Mr. Cutler holds a Bachelor of Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.

	Board/ Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation Brookfield Property Partners L.P.	2020/2020 – Present 2019 – 2020
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

-	6,714	6,714

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Sarah Deasley(a) Age: 55 Director Since: 2022 Director of the general partner of BEP since 2022 (Independent)(b)

Dr. Deasley has been a director of the Corporation since 2022 and is also a director of the general partner of BEP. Dr. Deasley began her career as an economist with the U.K.’s newly created electricity regulator before moving to consultancy in 1994. She is recognized for her work on the implications of the move to a low-carbon economy, including in the areas of hydrogen transition, renewables, heat decarbonization and carbon capture, utilization and storage. In 2013, she was appointed an Executive Director of Frontier Economics, one of Europe’s largest economic consultancies, where she focuses predominantly on the energy sector, and she was also appointed as a Non-Executive Director at the North Sea Transition Authority in 2020 where she serves on Nomination, Remuneration and the Audit and Risk Committees. Dr. Deasley has served as a trustee of Sustainability First since 2015 and a member of Carbon Connect’s Advisory Board since 2018. Dr. Deasley has a PhD in Economics from Imperial College, London.

	Board/ Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation	2022/2022 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

8,999	-	8,999

Nancy Dorn(a) Age: 65 Director Since: 2020 Director of the general partner of BEP since 2019 (Independent)(b)

Ms. Dorn has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.

	Board/ Committee Membership	Public Board Membership During Last Five Years
	Board (Lead Independent Director) Nominating and Governance Committee	Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation	2019/2020 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

8,337	1,568	9,905

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Eleazar de Carvalho Filho(a)(f) Age: 66 Director Since: 2020 Director of the general partner of BEP from 2011-2020 (Independent)(b)

Mr. de Carvalho Filho has been a director of the Corporation since the completion of the special distribution and is a former director of the general partner of BEP, serving from 2011 until shortly before completion of the special distribution. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently Chairman of Oi S.A. He also serves on the board of directors of TechnipFMC plc and Companhia Brasileira de Distribuição (Grupo Pão de Açúcar). Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

	Board/ Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee(c)	Brookfield Renewable Corporation Oi S.A. Cnova N.V./ Grupo Pão de Açúcar TechnipFMC plc Brookfield Renewable Partners L.P.	2020 – Present 2018 – Present 2014/2012 – Present 2010 – Present 2011 – 2020
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

10,000	10,000	20,000

Randy MacEwen(a) Age: 55 Director Since: 2021 (Independent)(b)

Mr. MacEwen has been a director of the Corporation since 2021. He is the President and Chief Executive Officer of Ballard Power Systems and is also a member of the Board of Directors of Ballard Power Systems. Mr. MacEwen has held executive roles in clean energy companies for 20 years, including in hydrogen, fuel cells and solar. In his earlier career, Mr. MacEwen was a lawyer specializing in mergers and acquisitions and corporate finance. He represents Ballard as a supporting member of the Hydrogen Council. Mr. MacEwen holds a Bachelor of Arts degree and a Bachelor of Law degree.

	Board/ Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Renewable Corporation Ballard Power Systems	2021 – Present 2014 - Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

9,900	-	9,900

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Lou Maroun(a) Age: 73 Director Since: 2020 Director of the general partner of BEP since 2011 (Independent)(b)

Mr. Maroun has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of BPY where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Nominating and Governance Committee (Chair) Audit Committee(c)	Summit II REIT Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation Brookfield Property Partners L.P./ Brookfield Property REIT Inc.	2012 – 2023 2011/2020 – Present 2011/2018 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

-	90,000	90,000

Stephen Westwell(a) Age: 65 Director Since: 2020 Director of the general partner of BEP since 2019 (Independent)(b)

Mr. Westwell has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is the Interim Chair of the board of directors of Sasol Pty Limited, a global oil and chemical company, where he serves as Chairman of the Nomination and Governance Committee. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee(c) Nominating and Governance Committee	Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation Sasol Pty Limited	2019/2020 – Present 2012 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

9,935	-	9,935

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Patricia Zuccotti(a) Age: 76 Director Since: 2020 Director of the general partner of BEP since 2011 (Independent)(b)

Ms. Zuccotti has been a director of the Corporation since the completion of the special distribution and is also a director of the general partner of BEP. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of BBU and also a director of Brookfield Business Corporation where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee (Chair)(c)	Brookfield Business Partners L.P./ Brookfield Business Corporation Brookfield Renewable Partners L.P./ Brookfield Renewable Corporation	2016/2022 – Present 2011/2020 – Present
Number of Exchangeable Shares and BEP Units Beneficially Owned, Controlled or Directed

Exchangeable Shares	BEP Units	Total Number of Exchangeable Shares and BEP Units(e)

4,939	13,365	18,304

Notes:

(a)

Jeffrey Blidner principally lives in Ontario, Canada. Scott Cutler principally lives in Utah, United States. Sarah Deasley principally lives in London, United Kingdom. Nancy Dorn principally lives in Georgia, United States. Eleazar de Carvalho Filho principally lives in Sao Paulo, Brazil. Randy MacEwen principally lives in British Columbia, Canada. Lou Maroun principally lives in Warwick, Bermuda. Stephen Westwell principally lives in London, United Kingdom. Patricia Zuccotti principally lives in Washington, United States.

(b)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. Mr. de Carvalho Filho and Mr. MacEwen are the non-overlapping board members of the Corporation who assist the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with BEP.

(c)

Patricia Zuccotti is the chair of the Audit Committee and is our audit committee financial expert. The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (A) been an officer of or employed by the Corporation or any of its affiliates, (B) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (C) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(e)

The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BEP Units such that the acquisition cost of the exchangeable shares and/or BEP Units held by such director is equal to at least two times their annual retainer for serving as a director of the Corporation and the general partner of BEP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of their date of appointment to the Board. The value of two times the annual retainer for each such director is $330,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular.

(f)

In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. Mr. de Carvalho Filho was re-elected as a director and Chairman of Oi S.A. in October 2020 and March 2023. As of the date of this Circular, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.

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Summary of 2024 Nominees for Director

The following summarizes the qualifications of the 2024 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

● High personal and professional integrity and ethics	● A commitment to sustainability and social issues

● A proven record of success	● An inquisitive and objective perspective

● Experience relevant to the Corporation’s global activities	● An appreciation of the value of good corporate governance

The Board is comprised of nine directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy and Business Development	Mergers, Acquisitions and Divestures	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience
Jeffrey Blidner	✔	✔		✔	✔	✔	infrastructure, power, private equity, property
Scott Cutler	✔	✔	✔	✔	✔	✔	technology, finance
Sarah Deasley	✔	✔		✔	✔	✔	economic policy, government and regulatory, energy, energy transition
Nancy Dorn	✔		✔	✔	✔	✔	government and regulatory, manufacturing, infrastructure, power
Eleazar de Carvalho Filho	✔	✔	✔	✔		✔	banking, energy, telecommunications, infrastructure
Randy MacEwen	✔	✔	✔	✔	✔	✔	energy, power, manufacturing, hydrogen
Lou Maroun	✔	✔	✔	✔	✔	✔	real estate, infrastructure,
Stephen Westwell	✔	✔	✔	✔	✔	✔	energy, government and regulatory, security, power
Patricia Zuccotti	✔	✔	✔	✔		✔	private equity, risk management, accounting

2023 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2023. The Board and the Audit Committee meet in camera without management present at all meetings, including those held by teleconference.

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Directors	Independent	All		Board	Audit Committee	Nominating and Governance Committee
Jeffrey Blidner	no	6 of 6	100%	6 of 6	—	—
Scott Cutler	yes	6 of 6	100%	6 of 6	—	—
Sarah Deasley	yes	6 of 6	100%	6 of 6	—	—
Nancy Dorn	yes	10 of 10	100%	6 of 6	—	4 of 4
Eleazar de Carvalho Filho	yes	11 of 11	100%	6 of 6	5 of 5	—
Randy MacEwen	yes	5 of 6	83%	5 of 6	—	—
David Mann(a)	yes	14 of 15	93%	5 of 6	5 of 5	4 of 4
Lou Maroun	yes	10 of 10	100%	6 of 6	—	4 of 4
Stephen Westwell	yes	11 of 11	100%	6 of 6	5 of 5	—
Patricia Zuccotti	yes	11 of 11	100%	6 of 6	5 of 5	—

Notes

(a)	David Mann retired from the Board effective as of May 3, 2024.

3. Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Ernst & Young LLP (“EY”) (PCAOB ID: 1263) as the external auditor of the Corporation. EY is the principal external auditor of the Corporation. EY has served as the external auditor of the Corporation since 2020. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the Management Nominees designated on the form of proxy intend to vote such shares FOR reappointing EY, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2023 by EY amounted to approximately $11.8 million, the entire amount representing audit fees, audit-related fees and tax fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, EY also provides consultative and other non-audit services to the Corporation, its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for, among other things, bookkeeping, the preparation of financial information, financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by EY to the Corporation for the fiscal years ended December 31, 2023 and December 31, 2022.

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$ thousands	2023	2022
Audit fees	11,507	11,012
Audit-related fees	84	140
Tax fees	246	–
Total fees	11,857	11,152

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. These fees also include fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) readiness activities, our Annual Report on Form 20-F and other securities related matters. Audit-related fees also include sustainability and other services.

Tax fees include professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.

The Audit Committee has received representations from EY regarding its independence and has considered the relations described above in arriving at its determination that EY is independent of the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

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Part Three – Statement of Corporate Governance Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the Sarbanes-Oxley Act, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees, mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of nine directors. The Board may consist of between three and eleven directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the Corporation and subject to the Corporation’s articles. At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. Two members of the Board, Eleazar de Carvalho Filho and Randy MacEwen, are not on the board of directors of the general partner of BEP. These non-overlapping members of the Board assist the Corporation with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders of the Corporation or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The Board has not adopted a majority voting policy for the election of directors. The Corporation is exempt from the TSX’s requirement to adopt such policy because the partnership, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. See Item 3.D “Risk Factors—Risks Relating to BEPC’s Relationship with Brookfield and the Partnership—Brookfield exercises substantial influence over our group and it is highly dependent on the Service Provider” in our Annual Report on Form 20-F. As a result of the partnership’s voting interest, a majority voting policy would not serve a useful purpose for a majority controlled company like the Corporation.

Term Limits and Board Renewal

The Nominating and Governance Committee (as defined below) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, we also believe that periodically adding new voices to the Board can help us adapt to a changing business environment.

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As such, the Nominating and Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate (see the “Nominating and Governance Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has a board diversity policy. The diversity policy is informed by Brookfield Renewable’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. When we consider diversity, this includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

All Board appointments are based solely on merit, having due regard for the benefits of diversity so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and we are committed to pursuing the spirit and letter of the diversity policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives.

Currently, three of the Corporation’s directors are women. Each qualifies as independent and is standing for re-election. Therefore, if all of the director nominees are elected at the meeting, there will be three women on the Board, or approximately 37% of the independent directors on the Board and 33% of the entire Board. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

	As of December 31, 2023		As of December 31, 2022
	Number	%	Number	%
Women on the Board	3	33%	3	30%

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular and the Audit Committee charter is also attached as Appendix B to this Circular.

The Board is, among other things, responsible for:

●

Supervising the affiliates of Brookfield who are engaged in the provision of management services (collectively, the “Service Provider”) under the master services agreement among the Corporation, BEP, the Service Provider, BRELP and others, as amended from time to time (the “Master Services Agreement”);

●	Capitalizing and financing the Corporation’s interest in the Operating Entities that it controls; and

●	Overseeing the activities of the Corporation.

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Meetings of the Board

The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board, or in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Provider. Materials are distributed to directors in advance of meetings so that they have sufficient time to review and consider them.

The Board meets at least quarterly to review and approve the Corporation’s quarterly earnings and consider dividend payments and review specific items of business, including transactions and strategic initiatives. Meeting frequency may change depending on the opportunities or risks faced by the Corporation. The Board holds additional meetings as necessary to consider special business.

In 2023, there were four regularly scheduled Board meetings and two special meetings for a total of six Board meetings. Four regular meetings are scheduled for 2024.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

There were four meetings of independent directors during 2023.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of BEP’s general partner and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director that does not overlap with the board of directors of the general partner of BEP. The Corporation obtains information from its directors annually to assess and determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The Chair of the Board is Jeffrey Blidner, who is not an independent director. However, each of the Committees is fully comprised of independent directors and the Board has a lead independent director, Nancy Dorn. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The Board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices – Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices – Transactions Requiring Approval by Independent Directors – Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” in the Corporation’s Annual Report on Form 20-F.

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The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent(a)	Affiliated(b)	Management(c)	Reason for Affiliated or Management Status
Jeffrey Blidner		✔		Mr. Blidner is a Vice Chair of Brookfield Corporation
Scott Cutler	✔
Sarah Deasley	✔
Nancy Dorn	✔
Eleazar de Carvalho Filho	✔
Randy MacEwen	✔
Lou Maroun	✔
Stephen Westwell	✔
Patricia Zuccotti	✔

Notes

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Nominating and Governance Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of Brookfield Corporation.

The Board considers that the eight directors listed as “Independent” above (88% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions):

●	Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; Brookfield Business Corporation; the general partner of each of BEP, BPY, BIP and BBU

●	Scott Cutler: the general partner of BEP

●	Eleazar de Carvalho Filho: TechnipFMC plc; Companhia Brasileira de Distribuição (Grupo Pão de Açúcar); Oi S.A.

●	Sarah Deasley: the general partner of BEP

●	Nancy Dorn: the general partner of BEP

●	Randy MacEwen: Ballard Power Systems

●	Lou Maroun: the general partner of each of BEP and BPY

●	Stephen Westwell: the general partner of BEP; Sasol (Pty) Limited

●	Patricia Zuccotti: the general partner of BEP; the general partner of BBU; Brookfield Business Corporation

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events.

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Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bep.brookfield.com/bepc under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations outlines the share ownership requirements the Corporation places on its directors who are not affiliated with Brookfield. The Corporation believes that such directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation’s independent directors are expected to hold sufficient exchangeable shares and/or BEP Units such that the acquisition costs of the exchangeable shares and/or BEP Units held by such directors is equal to at least two times their annual retainer, for serving as a director of the Corporation and the general partner of BEP, as applicable, as determined by the Board from time to time. The independent directors of the Corporation are expected to meet this requirement within five years of their date of appointment. All of the Corporation’s independent directors are in compliance with the ownership requirement.

Director Orientation and Education

New directors of the Corporation are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. Directors also participate in continuing education measures, as discussed below.

The Board receives annual operating plans for each of its strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of the Corporation’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

•	Audit Committee; and

•	Nominating and Governance Committee.

The responsibilities of these Committees are each set out in written charters, which are reviewed annually by each Committee before they are then reviewed and approved by the Board. The charter of each Committee can be found on the Corporation’s website, https://bep.brookfield.com/bepc/corporate-governance/governance-documents. The Audit Committee charter is also attached as Appendix B to this Circular. It is the Board’s policy that the Audit Committee and the Nominating and Governance Committee must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our renewable power business per the terms of the Master Services Agreement. The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members

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of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide Brookfield Renewable with management services under the Master Services Agreement. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Master Services Agreement, see “Related Party Transactions—Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Board is required to maintain at all times an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the Corporation’s Audit Committee has the education and experience to fulfill the responsibilities outlined in its charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information in Part Two of this Circular. The Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

●	The Corporation’s accounting and financial reporting processes;

●	The integrity and audits of the Corporation’s financial statements;

●	The Corporation’s compliance with legal and regulatory requirements;

●	The Corporation’s cybersecurity program and practices; and

●	The qualifications, performance and independence of the Corporation’s independent accountants.

The Audit Committee is also responsible for engaging the Corporation’s independent accountants, reviewing the plans and results of each audit engagement with such independent accountants, approving professional services provided by such independent accountants, considering the range of audit and non-audit fees charged by such independent accountants and reviewing the adequacy of the Corporation’s internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following four directors: Patricia Zuccotti (Chair), Eleazar de Carvalho Filho, Lou Maroun and Stephen Westwell, all of whom are independent directors.

The Board has adopted a written policy on auditor independence (the “pre-approval policy”). Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:

●	bookkeeping or other services related to Corporation’s accounting records or financial statements;

●	appraisal or valuation services or fairness opinions;

●	actuarial services;

●	management functions or human resources;

●	legal services and expert services unrelated to the audit;

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●	internal audit outsourcing;

●	financial information systems design and implementation; and

●	certain tax services.

The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors and to the circumstances in which the auditor may provide certain non-audit services to controlling affiliates of the Corporation.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and are financially literate and that Patricia Zuccotti is the designated audit committee financial expert.

See Item 6.C “Board Practices – Committees of the Board of Directors – BEPC Audit Committee” in our Annual Report on Form 20-F for further information on the Audit Committee. The Audit Committee charter is attached as Appendix B to this Circular.

Nominating and Governance Committee

The Board is required to establish and maintain at all times a nominating and governance committee (the “Nominating and Governance Committee”) that operates pursuant to a written charter. The Nominating and Governance Committee is required to consist of entirely independent directors.

The Nominating and Governance Committee is responsible for recommending the appointment by the Board of a person to the office of director and for recommending a slate of nominees for election as directors by shareholders. The Nominating and Governance Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, governance and the performance of the Board, individual directors and the Service Provider. The Nominating and Governance Committee must also assess the size and composition of the Board and its committees and review the effectiveness of the Board’s relations with the Service Provider. The Nominating and Governance Committee annually reviews the performance of the Board and its committees and the individual contribution of directors through a self-survey.

In coordination with the partnership, the Nominating and Governance Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

As Brookfield and the partnership collectively control 81.2% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the Board, including the need for the Board as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the Board. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

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As of the date of this Circular, the Nominating and Governance Committee was comprised of the following directors: Lou Maroun (Chair), Nancy Dorn and Stephen Westwell and as such, the Nominating and Governance Committee consisted solely of independent directors.

See Item 6.C “Board Practices – Committees of the Board of Directors – BEPC Nominating and Governance Committee” in our Annual Report on Form 20-F for further information on the Nominating and Governance Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and its Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and its Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has not developed written position descriptions for the Chair of the Board, the role of lead independent director or the chairperson of any of the Committees. However, each chairperson takes responsibility for ensuring the Board or Committee, as applicable, addresses the matters within its written charter. The lead independent director similarly takes responsibility for promoting and safeguarding the independence of the independent directors.

The Board has not developed a written position description for any members of our core senior management team. Similar to the partnership, the services of the Corporation’s core senior management team are provided by the Service Provider pursuant to the Master Services Agreement. For more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular.

Management Diversity

The Corporation is externally managed by the Service Provider, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 33% of Brookfield Renewable’s executive management team are women.

Approach to Sustainability

Brookfield Renewable’s approach to sustainability is a key part of how it conducts its business as an investor, owner and operator of one of the world’s largest publicly traded, platforms for renewable power, sustainable solutions and decarbonization solutions. Brookfield Renewable believes that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for its stakeholders.

Brookfield Renewable embeds sustainability throughout its investment process, starting with due diligence and through to its exit from the investment. Brookfield Renewable tailors sustainability due diligence, leveraging its investment and operating expertise and using guidance from the Sustainability Accounting Standards Board.

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Brookfield Renewable seeks to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor its due diligence work accordingly. After acquiring or investing in an asset, Brookfield Renewable implements a tailored integration plan that, includes material sustainability-related priorities. The management teams within each regional business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through Brookfield Renewable’s formal governance processes. Finally, as part of its divestiture process, Brookfield Renewable outlines potential value creation from several different factors, including sustainability considerations.

Environment

Decarbonization is a global goal shared by many governments, corporations and investors. As a leading owner and developer of clean energy, Brookfield Renewable built its position in this sector over many decades and will leverage its operational expertise to support the multi-decade transition required for global decarbonization. Brookfield Renewable’s clean energy assets already support others globally to reduce their emissions and it will continue to partner to drive emissions reduction.

Brookfield Renewable recognizes the importance of reducing the emissions from its own business. Brookfield Renewable has an ambition to deliver net zero emissions across its existing renewable operations by 2050 or sooner and to accelerate the global transition. The ambition is aligned with Brookfield Renewable’s business strategy and underpinned by three goals:

•

Achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across its existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power its assets and offices. In addition, Brookfield Renewable is working to enhance the reporting of Scope 3 emissions across its wider value chain and aim to set a Scope 3 target in the future.

•

From 2022, develop an additional 21,000 megawatts (“MW”) of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2023, Brookfield Renewable developed approximately 5,000 MW of new clean energy capacity, and it has developed approximately 8,000 MW since setting its target. Brookfield Renewable expects to accomplish the remaining capacity growth by executing on opportunities in its existing development pipeline as well as continuing to pursue acquisitions.

•

Set emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. Brookfield Renewable seeks opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.

Brookfield Renewable integrates wider environmental considerations, including biodiversity protection and water and waste management, into its decision-making and activities, while striving for continuous improvement in its environmental management system and overall performance. Brookfield Renewable’s engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance its understanding of ecosystems, the potential environmental impacts of its facilities and development of associated management plans.

Brookfield Renewable also supports the market for green financing products, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of its borrowing. Brookfield Renewable’s Green Financing Committee, comprised of representatives from its Capital Markets and Treasury teams, manages its sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The chief financial officer of Brookfield Renewable’s Service Provider oversees Brookfield Renewable’s strategy and includes these matters in reports to the board of directors of Brookfield Renewable.

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In 2023, Brookfield Renewable issued approximately $5 billion of green financings at both the corporate and project levels. This brought its aggregate green issuances to approximately $15 billion, as of December 31, 2023. In January 2024, Brookfield Renewable issued an additional C$400 million in green financings at the corporate level. Additionally, in March 2024, Brookfield Renewable issued $150 million in green financings at the corporate level. Brookfield Renewable updated its Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of Brookfield Renewable’s project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.

Social

Brookfield Renewable seeks to make a positive difference for its people and the communities in which it operates. Within Brookfield Renewable’s operations, we maintain a strong focus on health and safety, support the development of Brookfield Renewable’s employees and strive to create an open and inclusive work environment for our teams to thrive. Brookfield Renewable continuously strives to achieve excellence in health and safety performance and to be an industry leader in risk management and incident prevention. Brookfield Renewable’s health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.

Across its value chain, Brookfield Renewable strives to build strong relationships with its community partners. Brookfield Renewable proactively engages with communities and strives to create shared value. Brookfield Renewable believes having transparent and well-established relationships with local stakeholders is key to successfully developing and operating its facilities. When considering investing in or building a new facility, Brookfield Renewable conducts assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in Brookfield Renewable’s operations. Brookfield Renewable consults and works proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into its decision-making, developments and operations.

Brookfield Renewable is dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which it operates with dignity and respect. Brookfield Renewable s human rights policy and program includes adhering to all laws and regulations that apply to Brookfield Renewable’s operations regarding fair labor and employment conditions and making efforts within its business to enhance due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Brookfield Renewable’s commitment to human rights is integrated throughout its decision-making and operations.

Governance

Brookfield Renewable maintains high ethical standards across its organization, key elements of which include Brookfield Renewable’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by its contractors, Brookfield Renewable has established a Vendor Code of Conduct to better ensure that its contractors’ values, priorities and business practices are aligned with its own. The standards set by these policies are designed to meet or exceed applicable law and regulation. Brookfield Renewable recognizes the importance of transparently reporting its sustainability programs and its sustainability progress to stakeholders including its investors. As such, Brookfield Renewable began publishing an annual sustainability report in 2020 detailing how it embeds environmental, social and governance principles into its business and continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.

Oversight of Brookfield Renewable’s sustainability matters resides with its board of directors and senior leadership team:

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●

Board of Directors. The board of directors of Brookfield Renewable and its committees oversee Brookfield Renewable’s sustainability strategy, which is focused on decarbonization, and reviews Brookfield Renewable’s sustainability approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of Brookfield Renewable’s regional businesses. The board of directors of Brookfield Renewable receives quarterly updates on sustainability performance.

●

Executive Management Team. The Chief Executive Officer of Brookfield Renewable’s Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of sustainability programs and goals. The Chief Executive Officer of Brookfield Renewable’s Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of Brookfield Renewable’s business.

●	Regional Business Leads. The Chief Executive Officers of Brookfield Renewable’s regional businesses implement local objectives within their business and are accountable for sustainability performance.

●

Sustainability Steering Committee. Brookfield Renewable’s Sustainability Steering Committee sets sustainability goals, shares best practices, monitors progress and performance against Brookfield Renewable’s goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of Brookfield Renewable’s regional operating businesses, Brookfield Renewable’s Chief Sustainability Officer, and Brookfield Renewable’s Chief Risk Officer along with various sustainability and operations experts from across Brookfield Renewable’s businesses.

●

Health, Safety, Security and Environmental (“HSS&E”) Steering Committee. Brookfield Renewable’s HSS&E Steering Committee manages Brookfield Renewable’s strategic health and safety framework. The committee sets Brookfield Renewable’s comprehensive health and safety policies, upholds Brookfield Renewable’s robust health and safety culture and management system, shares best practices, seeks opportunities to continuously improve Brookfield Renewable’s safety performance and monitors performance against Brookfield Renewable’s goal to achieve zero high-risk incidents.

●

Investment Review. The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sustainability and other findings from due diligence, prior to investment decisions being made.

A proactive and focused approach continuing to build upon our high sustainability standards creates value in Brookfield Renewable’s business. The initiatives Brookfield Renewable undertakes and the investments it makes in building its business are guided by its core set of values around sustainability, as it creates a culture and organization that Brookfield Renewable believes can be successful today and in the future.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which is available on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at https://bep.brookfield.com/bepc/corporate-governance/governance-documents. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the Board of such reports. The Board has not granted any waivers of the code to date.

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The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Personal Trading Policy

Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including the partnership and the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to its directors and officers and the officers and directors of its subsidiaries.

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Part Four – Director Compensation and Equity Ownership

Director Compensation

Except for the non-overlapping directors, the directors of the Corporation also serve as directors of the general partner of BEP. Overlapping independent directors receive an annual retainer of $165,000 for serving on the board of directors of the general partner of BEP and the Board and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2023, each of the overlapping independent directors received $165,000 for their service on the board of directors and committees of the general partner of BEP and the Corporation, and reimbursement of expenses incurred in attending meetings. Additionally, effective January 1, 2024, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.

The chair of the audit committee of the general partner of BEP and the Corporation received an additional $20,000, the chair of the nominating and governance committee of the general partner of BEP and the Corporation received an additional $10,000 and the lead independent director of the general partner of BEP and the Corporation received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no compensation for their services on the Board or the board of directors of the general partner of BEP.

The non-overlapping directors who do not serve as directors of the general partner of BEP receive an annual retainer of $165,000 for their services on the Board and/or Committees and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors of the Corporation, in their capacities as directors of the Corporation, and except for the non-overlapping directors, as directors of the general partner of BEP, during the year ended December 31, 2023. The directors are paid quarterly in U.S. dollars.

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	Director Compensation Table
	Fees Earned in Cash	Share and option- based awards	All other compensation	Compensation Total
Name and Board Positions	($)	($)	($)	($)
Jeffrey Blidner(a)	—	—	—	—
Chair of the Board
Scott Cutler	165,000	—	—	165,000
Sarah Deasley	165,000	—	—	165,000
Nancy Dorn	165,000	—	—	165,000
Member of the Nominating and
Governance Committee and Lead
Independent Director
Eleazar de Carvalho Filho(b)	165,000	—	—	165,000
Member of the Audit Committee
Randy MacEwen(b)	165,000	—	—	165,000
David Mann(c)	185,000	—	—	185,000
Lou Maroun	165,000	—	—	165,000
Chair of the Nominating and
Governance Committee and Member
of the Audit Committee
Stephen Westwell	165,000	—	—	165,000
Member of the Audit Committee and
Member of the Nominating and
Governance Committee
Patricia Zuccotti	185,000	—	—	185,000
Chair of the Audit Committee

Notes

(a)	Mr. Blidner is a non-independent director and therefore does not receive compensation in his capacity as a director of the Corporation.

(b)	Mr. de Carvalho Filho and Mr. MacEwen serve as non-overlapping directors on the Board.

(c)	Mr. Mann resigned as a director of the Corporation effective May 3, 2024.

In coordination with the partnership, the Nominating and Governance Committee periodically reviews the Board’s compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

No director compensation in 2023 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation or BEP.

Equity Ownership of Directors

The Corporation believes that its independent directors can better represent its shareholders if they have economic exposure to the Corporation themselves. Accordingly, the Corporation’s independent directors are required to hold sufficient exchangeable shares of the Corporation and/or BEP Units such that the acquisition cost of the exchangeable shares and/or BEP Units held by such director, in the aggregate, is equal to at least two times their annual retainer for serving as a director of the Corporation and the general partner of BEP, as applicable, as determined by the Board from time to time. Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board. All of the Corporation’s independent directors are in compliance with the ownership requirement.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

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Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like the partnership, is externally managed by the Service Provider. The Corporation’s NEOs (as defined below) are employees of the Service Provider and comprise the core senior management team of the Service Provider dedicated to BEP and the Corporation. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, the partnership pays an annual base management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value (the “base management fee”). The base management fee is calculated and paid on a quarterly basis. In the year ended December 31, 2023, the base management fee paid by BRELP to the Service Provider was $205 million. The Corporation pays its proportionate share of such fee. The Corporation’s proportionate share of the base management fee is calculated on the basis of the value of its business relative to that of the partnership. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (as defined in the Master Services Agreement) (including exchangeable shares) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, an affiliate of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in BRELP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The Service Recipients, including the Corporation, also reimburse the Service Provider for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Provider for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team of the Service Provider perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to the Corporation for the year ended December 31, 2023 (collectively, our “Named Executive Officers” or “NEOs”):

Name	Age	Years of Experience in Relevant Industry or Role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	36	14	11	Chief Executive Officer
Wyatt Hartley	43	18	14	Chief Financial Officer
Julian Deschâtelets	49	27	13	Head of Capital Markets and Treasury
Jennifer Mazin	50	25	10	Managing Partner, Renewable Power & Transition and General Counsel
F. Mitchell Davidson	61	28	6	Chief Executive Officer, U.S. Operations

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Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

In order to create alignment of interests between Brookfield shareholders and management while minimizing management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation, executives receive a substantial portion of their compensation in awards under the long-term incentive plans which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the DSUP (as defined below), or restricted shares under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the management resources and compensation committee of Brookfield Corporation or the governance, nominating and compensation committee of Brookfield Asset Management, as applicable (the “Brookfield Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made as long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer-term.

The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

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The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to Brookfield Renewable’s performance, assessed in part by considering Funds From Operations (as defined below), capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. We include realized disposition gains and losses on assets that we developed and/or we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report on Form 20-F.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders, and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding the Use of Non-IFRS Measures” in our Annual Report on Form 20-F.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and/or the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that Brookfield is able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of the Corporation participate. They are described below in more detail:

1.

Management Share Option Plans (the “MSOP”). The MSOP govern the granting to executives of options to purchase Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Brookfield Compensation Committees have a specific written mandate to review and approve executive compensation and make recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive

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Officer of the Service Provider. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.

Deferred Share Unit Plans (the “DSUP”). The DSUP provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP are administered by the respective Brookfield Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and the escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield shareholders, receive dividends and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a Cash Bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares” or “ES”) of one or more private companies (each an “Escrowed Company”) to executives and other individuals designated by the respective Brookfield board of directors. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield. Each Escrowed Company uses its resources to directly and indirectly purchase Brookfield Class A Shares or common shares of Brookfield Asset Management ULC (“ULC Shares”). Dividends paid to each Escrowed Company on the Brookfield Class A Shares or ULC Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares and ULC Shares acquired by an Escrowed Company are not voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than ten years from the award date. The value of the Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. The respective Brookfield Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider.

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2023:

●

In October 2023, Brookfield Renewable, together with its institutional partners, acquired the remaining 50% interest in X-Elio Energy S.L. (“X-Elio”) for total consideration of $893 million ($76 million net to

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Brookfield Renewable for approximately 4.2% interest). X-Elio’s diversified portfolio includes 1,200 MW of operating and under construction assets, 1,500 MW of late-stage development projects and a 12,000 MW development pipeline.

●

In October 2023, Brookfield Renewable, together with its institutional partners, acquired a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1.08 billion (approximately $308 million net to Brookfield Renewable). Brookfield Renewable is expected to hold an approximate 28% interest.

●

In November 2023, Brookfield Renewable, together with its institutional partners, and in partnership with Cameco Corporation (“Cameco”), acquired one of the world’s largest nuclear services businesses, from our affiliate BBU and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). We, together with our institutional partners, own an aggregate 51% interest (10% net to Brookfield Renewable) with Cameco owning 49%.

●

In December 2023, Brookfield Renewable, together with its institutional partners, acquired a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, for $625 million ($296 million net to Brookfield Renewable). Brookfield Renewable is expected to hold a 20% interest.

For further information on our 2023 accomplishments, see Item 4.A “History and Development of the Company” in our Annual Report on Form 20-F.

Performance Graph

The analysis below shows the performance of the exchangeable shares on the TSX as compared to the S&P/TSX Composite Index Total Return from the completion of the special distribution to the end of 2023. The performance of the exchangeable shares is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

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	July 30, 2020	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Brookfield Renewable Corporation	100.0	200.1	129.1	107.1	114.8
S&P / TSX Composite Index Total Return	100.0	108.4	135.7	127.9	143.0

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation. The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs for the period from January 1, 2023 to December 31, 2023 and for the previous two years. Mr. Teskey is remunerated in British Pounds Sterling. Mr. Hartley, Mr. Deschâtelets and Ms. Mazin are remunerated in Canadian dollars. Mr. Davidson is remunerated in U.S. dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British Pound Sterling compensation amounts listed in the following table have been converted to U.S. dollars at the average exchange rates as reported by Bloomberg for 2023 of C$1.00 = U.S.$0.7411 and GBP1.00 = U.S.$1.2441, respectively, unless otherwise indicated.

Summary Compensation Table(a)
			Non-equity Incentive Plan Compensation
		Annual Base Salary	Annual Cash Bonus (b)	Deferred Share Units (DSUs) (b)	Restricted Shares (b)	Long- Term Incentive Plans (c)	Escrowed Shares (d)	Options (e)	All Other Compensation (f)	Total Annual Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)	($)
Connor Teskey	2023	870,870	870,870	—	2,835,040	22,510	4,362,851	—	64,757	9,026,898
Chief Executive Officer of the Service Provider	2022	746,460	746,460	—	—	113,321	3,922,875	—	63,751	5,592,867
	2021	684,255	1,389,160	—	—	—	6,465,120	—	58,149	8,596,684
Wyatt Hartley	2023	444,660	444,660	—	—	—	—	533,646	29,809	1,452,775
Chief Financial Officer of the Service Provider	2022	389,078	389,078	—	—	—	—	547,372	28,280	1,353,807
	2021	352,023	352,023	—	—	—	—	985,123	27,972	1,717,140
Julian Deschâtelets	2023	352,023	352,023	—	—	9,488	—	281,213	6,785	1,001,530
Managing Partner, Renewable Power & Transition and Head of Capital Markets and Treasury of the Service Provider	2022	333,495	264,943	—	18,528	—	—	253,810	6,095	876,871
	2021	259,385	207,508	—	—	—	—	268,033	19,677	754,603
Jennifer Mazin	2023	481,715	481,715	—	—	—	—	486,037	30,254	1,479,721
Managing Partner, Renewable Power & Transition and General Counsel of the Service Provider	2022	426,133	426,133	—	—	—	—	493,236	28,719	1,374,220
	2021	403,900	403,900	—	—	278,312	—	434,894	27,961	1,548,965
F. Mitchell Davidson Chief Executive Officer, U.S. Operations	2023	725,000	725,000	—	—	—	—	500,427	37,168	1,987,595
	2022	675,000	675,000	—	—	—	—	558,748	33,037	1,941,785
	2021	625,000	625,000	—	—	411,142	—	507,577	42,119	2,210,838

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Notes

(a)

On June 28, 2021, Brookfield Corporation established Brookfield Reinsurance and paid a special dividend valued at $0.34 for every one BN Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the Brookfield Corporation board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and was fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of Brookfield Reinsurance. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses or DSUs in lieu of cash bonuses awarded, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	DSUs (#)	Total Value ($)
Connor Teskey	8,620	—	8,292	874,083
Wyatt Hartley	—	83,087	—	83,037
Julian Deschâtelets	—	10,183	—	10,183
Jennifer Mazin	—	76,844	—	76,844
F. Mitchell Davidson	—	23,298	—	23,298

(b)	None of the NEOs elected to reinvest any portion of their Cash Bonus for 2021, 2022 or 2023 in the form of DSUs.

(c)

The amounts for 2023 include advance payments made to Mr. Teskey under the carried interest plans for Brookfield Capital Partners IV and to Mr. Deschâtelets for Brookfield Infrastructure Fund II. The amounts for 2022 include advance payments made to Mr. Teskey under the carried interest plans for Brookfield Capital Partners IV. The amounts for 2021 include advance payments made to Ms. Mazin and Mr. Davidson under the carried interest plans for Brookfield Infrastructure Fund II.

(d)	The amounts for 2021, 2022 and 2023 reflect the annual grants of Escrowed Shares.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

The value awarded to Mr. Teskey under the Escrowed Stock Plan for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.8%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting period.

For additional disclosure, to provide for alignment with Brookfield Corporation (as majority shareholder of Brookfield Asset Management) consistent with other Brookfield Asset Management Named Executive Officers, Mr. Teskey also received an award of Brookfield Corporation Restricted Shares and Brookfield Corporation Escrowed Shares granted by Brookfield Corporation on February 16, 2024. The Brookfield Corporation Restricted Shares have a grant date fair value of $2,832,478 and the Brookfield Corporation Escrowed Shares have a grant date fair value of $8,914,871 based on the grant date price of a BN Class A Share on the NYSE on February 16, 2024 of $40.03. The value of the Escrowed Shares is determined by the Brookfield Corporation Board and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting period.

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For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the adjustments made to outstanding equity-based awards of Brookfield Corporation (the “Arrangement Adjustments”) in connection with the spin-out of Brookfield Asset Management pursuant to a plan of arrangement completed on December 9, 2022.

Name	Brookfield Asset Management Escrowed Shares (#)	Grant Date Fair Value ($)
Connor Teskey	420,107	1,609,010

(e)	The amounts for 2021, 2022 and 2023 reflect annual grants of options and carried interest in a Brookfield fund managed plan.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to Mr. Hartley, Mr. Deschâtelets, Ms. Mazin and Mr. Davidson under the MSOP for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The amounts for Mr. Deschâtelets, Ms. Mazin and Mr. Davidson also include values of carried interests awarded to them in 2021, 2022 and 2023, which were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 18, 2022, February 16, 2023 and February 16, 2024, as applicable.

(f)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

The Corporation’s Clawback Policy (the “Clawback Policy”) provides for the reimbursement of incentive and equity-based compensation by executive officers in the event of restatements and is designed to comply with the clawback rules of the U.S. Securities and Exchange Commission and the related exchange listing standards (the “U.S. Clawback Rules”).

Pursuant to the Clawback Policy, an executive officer may be required to repay or otherwise forfeit an amount equal to some or all of any cash payments or equity awards granted or paid to, or earned by, such executive officer under the terms of any of the applicable incentive compensation or long-term incentives plans. This payment may be required in the event that the Corporation is required to prepare an accounting restatement due to the Corporation’s material noncompliance with any financial reporting requirement under United States federal securities laws or to avoid a material financial misstatement.

The Board has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and, if so, the amount of compensation to be repaid or forfeited by the executive officer. In the event that the Corporation is required to prepare an accounting restatement, the Board will review all incentive-based compensation that is (i) granted, earned or vested wholly or in part upon the attainment of one more measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, or derived wholly or in part from such measures and (ii) received by its executive officers (a) after beginning service as an executive officer, (b) during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare the accounting restatement (as well as during any transition period specified in the U.S. Clawback Rules), (c) while the Corporation has a class of securities listed on a U.S. national securities exchange, and (d) after the U.S. Clawback Rules became effective. If the Board determines that one or more executive officers received any erroneously awarded compensation in connection with an accounting restatement, the Board will seek recoupment from such executive officers of all such erroneously awarded compensation, unless a committee of independent directors of the Board determines that one of the impracticality exceptions set forth in the U.S. Clawback Rules is available. Any appropriate method may be used for recouping erroneously awarded compensation.

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Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding as at December 31, 2023. These values do not include awards made to the NEOs in 2024 in respect of 2023.

			Brookfield Asset Management Share-Based Awards(a)
	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the- money Options(b) ($)	Number of Unvested RS (#)	Market Value of Unvested RS(c) ($)	Market Value of Vested RS(c) ($)	Number of Unvested ES (#)	Market Value of Unvested ES(d) ($)	Market Value of Vested ES(d) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(e) ($)	Market Value of Vested DSUs(e) ($)
Connor Teskey	287,970	3,504,906	—	—	—	1,116,624	7,640,610	563,023	—	—	87,584
Wyatt Hartley	180,461	1,225,966	1,373	55,156	36,771	—	—	—	—	—	—
Julian Deschâtelets	24,317	138,035	169	6,788	73,761	—	—	—	—	—	—
Jennifer Mazin	85,526	1,258,432	—	—	204,458	—	—	—	—	—	27,296
F. Mitchell Davidson	51,280	370,978	—	—	—	—	—	—	—	—	—

Notes

(a)

All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 29, 2023 on the TSX and on the NYSE, as applicable according to the currency in which the awards were originally made. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 29, 2023 was U.S.$40.17 (C$53.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2023 of C$1.00 = U.S.$0.7547) and U.S.$40.17 on the NYSE, as applicable.

(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 29, 2023 exceeded the exercise price of the options.

(c)

The market value is calculated as the number of Restricted Shares (which includes any Restricted Shares issued in connection with the Arrangement Adjustments) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 29, 2023. The TSX or NYSE closing price on December 29, 2023 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares and ULC Shares held by the applicable Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. The values in this column include the Escrowed Shares granted in connection with the Arrangement Adjustments.

(e)

The market value is calculated as the number of DSUs (which includes the tracking DSUs issued in connection with the Arrangement Adjustments) multiplied by the closing price of a Brookfield Asset Management Class A Share on December 29, 2023. The TSX or NYSE closing price on December 29, 2023 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option-Based Awards

The following table shows the details of each Brookfield Asset Management option outstanding as at December 31, 2023. These values do not include awards made to the NEOs in 2024 in respect of 2023.

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	Brookfield Asset Management Option-Based Awards(a)
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(b) ($)
Connor Teskey	2,587	19.5049	February 25, 2028	53,461
	32,300	19.5049	February 25, 2028	667,483
	76,715	21.3572	February 25, 2029	1,443,224
	151,368	32.7515	February 24, 2030	1,122,924
	25,000	31.4574	February 21, 2031	217,815

	287,970			3,504,906

Wyatt Hartley	5,700	17.8112	February 16, 2027	127,445
	6,037	19.5049	February 25, 2028	124,755
	6,862	21.3572	February 25, 2029	129,093
	6,375	27.9919	December 13, 2029	77,635
	3,356	32.7515	February 24, 2030	24,896
	24,625	31.4574	February 21, 2031	214,548
	3,441	41.2406	February 17, 2032	—
	19,415	41.2406	February 17, 2032	—
	4,236	35.1285	February 15, 2033	21,356
	100,414	35.1285	February 15, 2033	506,237

	180,461			1,225,966

Julian Deschâtelets	3,243	32.7515	February 24, 2030	24,058
	4,243	31.4574	February 21, 2031	36,968
	1,556	41.2406	February 17, 2032	—
	12,331	35.1285	February 15, 2033	62,167
	2,944	35.1285	February 15, 2033	14,842

	24,317			138,035

Jennifer Mazin	1,706	14.7706	February 22, 2026	43,331
	19,875	17.8112	February 16, 2027	444,381
	12,937	19.5049	February 25, 2028	267,344
	9,375	19.5049	February 25, 2028	193,735
	5,381	21.3572	February 25, 2029	101,232
	3,890	27.9919	December 13, 2029	47,373
	3,337	31.4574	February 21, 2031	29,074
	2,850	41.2406	February 17, 2032	—
	7,144	35.1285	February 15, 2033	36,016
	19,031	35.1285	February 15, 2033	95,945

	85,526			1,258,432

F. Mitchell Davidson	7,340	21.3572	February 25, 2029	138,086
	4,865	32.7515	February 24, 2030	36,091
	4,925	31.4574	February 21, 2031	42,910
	3,625	41.2406	February 17, 2032	—
	30,525	35.1285	February 15, 2033	153,892

	51,280			370,978

Note

(a)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 29, 2023 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 29, 2023 was U.S.$40.17 (C$53.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = U.S.$0.7547) and U.S.$40.17 on the NYSE, as applicable.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of all Brookfield options, share-based awards, and non-equity plan compensation which vested or were earned during 2023.

	Value Vested During 2023(a)				Non-equity incentive plan compensation –Value earned during the year ($)
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares(e) ($)
Connor Teskey	360,413	16,919	—	506,866	870,870
Wyatt Hartley	58,000	—	15,839	—	444,660
Julian Deschâtelets	3,340	—	19,057	—	352,023
Jennifer Mazin	84,655	—	6,686	—	481,715
F. Mitchell Davidson	22,630	—	—	—	725,000

Notes

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average exchange rate for 2023 as reported by Bloomberg of C$1.00 = U.S.$0.7411. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares and ULC Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2023.

(d)	Values in this column represent the value of Restricted Shares vested in 2023.

(e)	Values in this column represent the value of Escrowed Shares vested in 2023.

Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans.

Mr. Teskey participates in the Brookfield Group Personal Pension Plan. He also participates in the Brookfield Pension Cash Allowance Scheme in place within Brookfield in the U.K. Under these combined schemes, participating employees contribute 1.5% of base salary to the pension scheme on a salary exchange basis. Participating employees also receive an employer pension contribution of 7.5% of base salary, converted and paid as a pension cash allowance.

The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401 (k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

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The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of the respective Brookfield Compensation Committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares /Escrowed Shares

Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

Note

(a)	Up to but not beyond the expiry date of the options.

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Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Provider or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Provider or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

As at the date of this Circular, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by the directors, officers, employees and former directors, officers, and employees of Brookfield Renewable, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $1.004 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable such personnel to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such personnel with Brookfield.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees can be found under Item 6.C of our Annual Report on Form 20-F under the heading “BEPC Audit Committee,” which is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. The Audit Committee charter is also attached as Appendix B to this Circular.

Related Party Transactions

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world via its three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Employing a highly disciplined approach to capital allocation, Brookfield Corporation leverages its conservatively managed balance sheet, extensive operational experience, and global sourcing networks to continuously deliver capital appreciation and cash flow growth throughout market cycles. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”. The business address of Brookfield Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

Brookfield Asset Management Ltd. is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of Brookfield Asset Management ULC, which is the indirect parent of certain Service Provider entities.

The Corporation is an affiliate of Brookfield and a subsidiary of BEP. The Corporation has entered into a number of agreements and arrangements with Brookfield in order to enable it to be established as a separate entity and to pursue its vision of being a leading owner and operator of high-quality clean energy assets. While the Corporation believes that this ongoing relationship with Brookfield provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, the Corporation and the partnership operate as an

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independent, stand-alone business unit. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield and the Partnership”, Item 5.A “Operating Results – Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and the notes to our audited consolidated financial statements for the year ended December 31, 2023, 2022, and 2021 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from the Corporation’s relationship with Brookfield and the Corporation’s relationship with Brookfield Renewable.

Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, similar to the partnership, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfil the Service Provider’s obligation with management services under the Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, the partnership pays an annual base management fee to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on the year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value. The base management fee is calculated and paid on a quarterly basis. In the year ended December 31, 2023, the base management fee paid by BRELP to the Service Provider was $205 million. The Corporation pays its proportionate share of such fee. The Corporation’s proportionate share of the base management fee is calculated on the basis of the value of its business relative to that of the partnership. For purposes of calculating the base management fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding BEP Units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including exchangeable shares) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, an affiliate of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in BRELP’s limited partnership agreement. See Item 6.A “Directors and Senior Management – The Master Services Agreement” of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In December 2023, the TSX accepted a notice of the Corporation’s intention to commence a normal course issuer bid for the exchangeable shares, which permits the Corporation to repurchase up to 8,982,586 of its issued and outstanding exchangeable shares for a one-year period. The price to be paid for the exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. Repurchases under the normal course issuer bid were authorized to commence on December 16, 2023 and the normal course issuer bid will terminate on December 17, 2024, or earlier should the Corporation complete its repurchases prior to such date. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2023, the Corporation made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Cautionary Statement Regarding the Use of Non-IFRS Measures

The Corporation prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. However, we disclose Funds From Operations and make reference to Adjusted EBITDA in this Circular, both of which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Funds From Operations and Adjusted EBITDA used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds

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from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Funds From Operations and Adjusted EBITDA are useful supplemental measures that may assist investors in assessing our financial performance. None of Funds From Operations or Adjusted EBITDA should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

For further details regarding our use of Funds From Operations and other non-IFRS measures, as well as a reconciliation of each of Adjusted EBITDA and Funds From Operations to net income (loss), please see Item 5.A “Operating Results – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” of our Annual Report on Form 20-F.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Financial Statements and MD&A. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company our annual financial statements and/or the interim financial statements and related management’s discussion and analysis (“MD&A”) for periods subsequent to the end of its fiscal year. Financial information on the Corporation is provided in its financial statements and MD&A. Requests for our annual and interim financial statements and MD&A can be made to the Corporation by telephone at 1-833-236-0278, or by email at enquiries@brookfieldrenewable.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bep.brookfield.com/bepc, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 10, 2024.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Jennifer Mazin
Managing Partner, General Counsel
Brookfield Renewable Corporation
May 10, 2024

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Appendix A – Charter of the Board

BROOKFIELD RENEWABLE CORPORATION

BOARD OF DIRECTORS CHARTER

May 2024

1.	Purpose of the Corporation

Brookfield Renewable Corporation (the “Corporation”) and its related entities have been established by Brookfield Renewable Partners L.P. (“BEP”) to among other things, issue securities (the “Exchangeable Subordinate Voting Shares”) that provide an economic return equivalent to limited partnership units of BEP. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain operating subsidiaries (collectively, the “Operating Entities”), (ii) engage in any activity related to the capitalization and financing of the Corporation’s interest in the Operating Entities, and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Exchangeable Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	Role of the Board

The role of the board of directors (the “Board”) of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation. The board’s role includes:

(a)

supervising the affiliates of Brookfield Corporation and Brookfield Asset Management Ltd. (collectively, “Brookfield”) that are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, BEP, the Service Providers, Brookfield Renewable Energy L.P. and others, as amended from time to time (the “Master Services Agreement”);

(b)	capitalizing and financing the Corporation’s interests in the Operating Entities; and

(c)	overseeing the activities of the Corporation.

3.	Authority and Responsibilities

The Board meets regularly to review reports by the Service Providers on the Corporation’s performance. Because the Corporation is intimately connected to BEP and its subsidiaries (the “BEP Group”), the Board will also be informed of the performance, risks and business operations of the BEP Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)	risk assessment – assessing the major risks facing the Corporation and its subsidiaries and reviewing, approving and monitoring the manner of addressing those risks;

(b)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(c)	Sustainability (as defined below) – reviewing the Corporation’s approach to Sustainability matters within its business as reported to the Board by the Nominating and Governance Committee;

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(d)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

(e)

internal controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(f)

maintaining integrity – on an ongoing basis, satisfying itself that the chief executive officer and other executive officers of the Service Providers create a culture of integrity throughout the organization, including compliance with BEP’s Code of Business Conduct and Ethics and its Anti-Bribery and Anti-Corruption Policy.

4.	Composition and Procedures

(a)

Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Nominating and Governance Committee recommends to the full Board the nominees for election to the Board and the Board proposes to its shareholders a slate of nominees for election, the number of which is subject to limits in its articles. The Nominating and Governance Committee also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BEP, except that the Corporation will add one additional non-overlapping board member.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least three directors and at least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. If the Chair of the Board is not independent, there shall be a lead independent director (“Lead Independent Director”) of the Board selected by the Board on the recommendation of the Nominating and Governance Committee. The Board is committed to developing and promoting diversity, including ethnic, racial and gender diversity.

(c)

Director Education and Orientation – The Corporation’s Service Provider is responsible for providing an orientation program for new directors of the Corporation and director roles and responsibilities. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations, industries and sectors in which we operate globally and the Corporation’s strategic initiatives.

(d)

Meetings – The Board holds at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with the Service Providers. Materials for each meeting are distributed to the directors in advance of the meetings. If the Chair of the Board is absent from a meeting, the other directors shall select a director from those in attendance to act as chair of the meeting. The directors shall appoint a secretary to be the secretary of all meetings and to maintain minutes of all meetings and deliberations of the Board. At the conclusion of each regularly scheduled meeting, the independent directors meet separately. The Lead Independent Director chairs these in-camera sessions.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit and Nominating and Governance. Special committees may be established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

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(f)

Evaluation – The Nominating and Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this evaluation. In addition, each committee assesses its own performance annually.

(g)

Compensation – The Nominating and Governance Committee recommends to the Board the compensation for directors. In reviewing the adequacy and form of compensation for directors, the Nominating and Governance Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(h)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)

Charter of Expectations for Directors – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, conflicts of interest, security ownership and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

This Charter of the Board was reviewed and approved by the Board on May 2, 2024.

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Appendix B – Charter of the Audit Committee

BROOKFIELD RENEWABLE CORPORATION

AUDIT COMMITTEE CHARTER

May 2024

A committee of the board of directors (the “Board”) of Brookfield Renewable Corporation (the “Corporation”), to be known as the Audit Committee (the “Committee”), shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Annually the Board shall appoint three or more directors (the “Members” and each a “Member”) to serve on the Committee for the upcoming year or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Nominating and Governance Committee of the Corporation (the “Nominating and Governance Committee”), but will be expected to be the same as the Audit Committee of the general partner of Brookfield Renewable Partners L.P. Any Member may be removed, with or without cause, from office or replaced at any time by the Board. All Members will be Independent (as defined below). Members must disclose any form of association they have with a current or former external or internal auditors of the Corporation, any other member of the Brookfield Group or any member of the BEP Group to the Nominating and Governance Committee for a determination as to whether this association affects the Member’s status as an Independent Member. In addition, every Member will be Financially Literate (as defined below) and at least one Member will be an Audit Committee Financial Expert (as defined below). Members may not serve on more than two public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Board fails to appoint a Chair, the Members of the Committee shall elect a Member to act as Chair by majority vote to serve at the pleasure of the majority. If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

RESPONSIBILITIES

The Committee shall:

Auditor

(a)

oversee the work of the Corporation’s independent auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)

review and evaluate the Auditor’s independence, experience, qualifications and performance and determine whether the Auditor should be appointed or re-appointed and recommend the Auditor to the Board for appointment or re-appointment by the Board;

(c)

have the sole authority to retain, compensate, direct, oversee and recommend to the Board to terminate the Auditor and any counsel, other auditors and other advisors hired to assist the Committee, who shall ultimately be accountable to the Committee;

(d)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

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(e)	review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;

(f)	at least annually, obtain and review a report by the Auditor describing:

(i)	the Auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;

(g)

at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation and any of its subsidiaries; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the applicable rules of professional conduct/code of ethics adopted by the order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the applicable securities legislation, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the Auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;

(j)

meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the Auditor and the Service Providers (as defined below) and between the auditor and the auditor’s national office;

(iii)	whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the Auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the Auditor has received the full co-operation of the Service Providers pursuant to the Master Services Agreement (as defined below);

(vi)	the Auditor’s opinion of the competence and performance of any key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation, and all accounting adjustments that were noted or proposed by the auditor but were “passed” (as immaterial or otherwise);

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(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with the Service Providers, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with the Service Providers and the Service Providers’ response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the applicable securities legislation;

(k)

annually review and approve the Audit and Non-Audit Services Policy (“Audit and Non-Audit Services Policy”) which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. The Committee, or a member(s) of the Committee duly delegated, reviews and approves all auditor requests to provide audit and non-audit services that are not pre-approved under the Audit and Non-Audit Policy or are in excess of the aggregate fee threshold for the amount of services that can be provided by the auditor. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation and its subsidiaries for the then-ended quarter; and

(l)	resolve any disagreements between the Service Providers and the Auditor regarding financial reporting;

Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the Auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(v)

all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including, without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(b)

review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(c)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

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(d)	review and monitor the effectiveness of and compliance with the Disclosure Policy of the Corporation;

(e)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the applicable Service Providers, during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(f)

review the effectiveness of the Corporation’s policies and practices concerning financial reporting, any proposed changes in major accounting policies and the appointment and replacement of the person(s) responsible for financial reporting and the internal audit function; and

(g)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

Internal Audit; Controls and Procedures; Risk Management and Other

(a)

meet privately with the person(s) responsible for the Corporation’s internal audit function (the “Internal Auditor”, which will be provided by the Service Providers) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(b)

review the mandate, budget, planned activities, staffing and organizational structure of the Internal Auditor (which will be provided by the Service Providers or outsourced to a firm other than the Auditor) to confirm that it is independent and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor; review the appointment and replacement of the Internal Auditor and review the significant reports prepared by the Internal Auditor and the responses provided. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(c)

review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(d)	review periodically the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(e)

review the Corporation’s exposures to currency, interest rate, credit and market risks in relation to its capacity to bear risk, and the management of such risks (through hedges, swaps, other financial instruments and otherwise) and be satisfied that measures are in place for the review of such exposures and management of such risks affecting the entities into which the Corporation invests;

(f)

review the Corporation’s insurance coverage, deductible levels, reinsurance requirements, and various risk sharing protocols and be satisfied that measures are in place for the review of such risks affecting the entities into which the Corporation invests;

(g)

review systemic risks and other risk-related matters referred to the Committee, including those identified by the Corporation’s internal auditors, as they relate to the Corporation, and be satisfied that measures are in place for the review of such risks affecting the entities into which the Corporation invests;

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(h)	review periodically the status of taxation matters of the Corporation;

(i)	set clear policies for hiring partners and employees and former partners and employees of the Auditor;

(j)

review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, or which may otherwise adversely affect the financial well-being of the Corporation;

(k)	review periodically the Corporation’s susceptibility to fraud and oversee the Service Providers’ processes for identifying and managing the risks of fraud; and

(l)	consider other matters of a financial or risk management nature as directed by the Board.

REPORTING

The Committee will regularly report to the Board on:

(a)	the Auditor’s qualifications and independence;

(b)	the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the Corporation’s Internal Auditor;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by the individuals engaged in the provision of services regarding such matters pursuant to the Master Services Agreement.

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REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Nominating and Governance Committee together with any proposed amendments. The Nominating and Governance Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website and the annual report of the Corporation will state that this Charter is available on the website or is available in print to any shareholder who requests a copy.

ASSESSMENT

At least annually, the Nominating and Governance Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with the Service Providers as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member or by the Secretary of the Corporation. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary (who may be the Secretary of the Corporation) to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote.

Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, and the Chair of the Board. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally acceptable means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

In addition, the Committee shall meet at least annually with the person responsible for the internal audit function and the independent auditor in separate executive sessions to provide the opportunity for full and frank discussion without members of the Service Providers present.

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DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions acquired through any one or more of the following;

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Brookfield” means Brookfield Corporation.

“Brookfield Group” means Brookfield Corporation, Brookfield Asset Management Ltd., and any of their affiliates, other than any member of the BEP Group or the BEPC Group.

“BEP Group” means Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and their direct and indirect subsidiaries, other than any member of the BEPC Group.

“BEPC Group” means the Corporation and its direct and indirect subsidiaries.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent” has the meaning based on the rules and guidelines of applicable stock exchanges and securities regulating authorities.

“Master Services Agreement” means the master services agreement among the Corporation, Brookfield Renewable Partners L.P., the Service Providers, Brookfield Renewable Energy L.P. and others, as amended from time to time.

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“Service Providers” means the affiliates of Brookfield that provide services pursuant to the Master Services Agreement or any other service agreement or arrangement that is contemplated by the Master Services Agreement.

This Charter of the Committee was reviewed and approved by the Board on May 2, 2024.

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Brookfield Renewable Corporation bep.brookfield.com/bepc NYSE: BEPC TSX: BEPC